UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         February 2005

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EnerNorth Industries Inc.
             (formerly: Energy Power Systems Limited)

Date: February 8, 2005                        By:____"Sandra J. Hall"____ ______
        Sandra J. Hall,
                                President, Secretary & Director

EnerNorth Industries Inc.
News Release

Toronto, Canada - February 7, 2005 - EnerNorth Industries Inc. (AMEX: ENY & Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has completed the sale of its wholly owned subsidiary, M&M Engineering Limited ("M&M") to Spectrum Sciences & Software Holdings Corp. for cash proceeds of Cdn. $7,361,999.

The sale transaction was closed in escrow on February 1, 2005 pending completion of certain closing conditions that were satisfied on February 4, 2005. Under the terms of the Purchase and Sale Agreement, the parties agreed that M&M would have working capital of not less than Cdn $3,800,000 at closing and accordingly $250,000 is held in escrow for up to 30 days pending completion of the working capital calculation of M&M at February 1, 2005. The transaction is a purchase of 100% of the common shares and 100% of the preferred shares of M&M held by EnerNorth. Prior to closing, EnerNorth retracted preferred shares of M&M for Cdn $1,000,000 cash. EnerNorth received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005.
Management of EnerNorth plans to apply the proceeds from the sale of M&M to expand its existing portfolio of oil and gas properties and production and for general corporate development.

About EnerNorth Industries Inc.
EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration primarily in Alberta, Canada.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com